PAVILION BANCORP, INC.
135 East Maumee Street
Adrian, Michigan 49221

December 7, 2005

Via EDGAR

Ms. Angela Crane Branch Chief Securities and Exchange Commission Division of Corporation Finance Washington, DC 20549	Mr. Kevin Kuhar Staff Accountant Securities and Exchange Commission Division of Corporation Finance Washington, DC 20549

Subject:	Pavilion Bancorp, Inc. Form 10-KSB for the Fiscal Year Ended December 31, 2004 Filed March 21, 2005 Form 10-QSB for the Fiscal Quarter Ended March 31, 2005 File No. 000-30521

Dear Ms. Crane and Mr. Kuhar:

        Pavilion Bancorp, Inc., a Michigan corporation (“Pavilion” or the “Company”), pursuant to the applicable provisions of the Securities Exchange Act of 1934, as amended, and the applicable rules and regulations thereunder, submits this letter in response to your letter to the Company dated August 1, 2005 (the “Comment Letter”).

        The following responses have been numbered to correspond to the numbered comments contained in the Comment Letter.

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Form 10-KSB for the Fiscal year Ended December 31, 2004

        Comment 1. We note that the financial statements of Pavilion Bancorp, Inc. as of December 31, 2003 and 2002 were audited by Crowe Chizek and Company, LLC. The separate report of the other auditor must be included in the filing. Revise to comply.

        Response: We have revised the Form 10-K by filing Amendment No. 1 to the Form 10-K which includes the report of Crowe Chizek and Company, LLC in Item 8.

Ms. Angela Crane
December 7, 2005

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        In responding to the Comment Letter, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filings;
•	staff comments or changes to disclosures in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        We trust the foregoing is sufficiently responsive to your comments. Please do not hesitate to contact me by telephone at 517-266-5003 or facsimile 517-265-3926 with any further questions or comments.

Sincerely, /s/ Mark D. Wolfe Mark D. Wolfe Interim Chief Financial Officer